12010704

SECURI[...] ISSION

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SEC Mail Processing Section

FEB 07 2012

Washington, DC 123

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-02671

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/1/10 (MM/DD/YY) AND ENDING 11/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Jefferies Execution Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 Madison avenue, 11th Floor
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vladimir Bord 646-805-5415
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) NY (City) NY (State) 10281-1414 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

a-b 2/8/12

JEFFERIES EXECUTION SERVICES, INC.

TABLE OF CONTENTS

This report contains (check all applicable boxes): **Page**

AFFIRMATION

I, Vladimir Bord, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Jefferies Execution Services, Inc. as of November 30, 2011 and for the year then ended, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature January 27, 2012
Date

Chief Financial Officer
Title

Subscribed and Sworn to before me
on this 24th day of Jan 2012

Notary Public

My Commission Expires 7 31 2012

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Jefferies Execution Services, Inc.

We have audited the accompanying statement of financial condition of Jefferies Execution Services, Inc. (the "Company") as of November 30, 2011, and the related statements of income, cash flows, and changes in stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Jefferies Execution Services, Inc. at November 30, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule g listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

January 27, 2012

JEFFERIES EXECUTION SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF NOVEMBER 30, 2011
(Dollars in thousands, except per share amounts)

ASSETS

Cash and cash equivalents	$ 17,785
Deposit with clearing organization	2,900
Receivable from affiliate	1,228
Commissions receivable	110
Premises and equipment - net	127
Deferred tax assets - net	4,566
Other assets	83
Total assets	$ 26,799

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Due to Parent	$ 3,767
Accrued expenses and other liabilities	1,651
Total liabilities	5,418
STOCKHOLDER'S EQUITY:	
Common stock of $0.05 par value — authorized 20,000,000 shares; issued and outstanding 19,881,383 shares	994
Additional paid-in capital	12,062
Retained earnings	8,325
Total stockholder's equity	21,381
Total liabilities and stockholder's equity	$ 26,799

See notes to financial statements.

JEFFERIES EXECUTION SERVICES, INC.

STATEMENT OF EARNINGS
YEAR ENDED NOVEMBER 30, 2011
(Dollars in thousands)

REVENUES:	
Commissions	$ 12,135
Other	134
Total revenues	12,269
NON-INTEREST EXPENSES:	
Compensation and benefits	2,368
Technology and communications	2,023
Services provided by affiliate	1,500
Floor brokerage and clearing fees	428
Occupancy and equipment rental	35
Business development	24
Other	683
Total non-interest expenses	7,061
EARNINGS BEFORE PROVISION FOR INCOME TAXES	5,208
INCOME TAX EXPENSE	2,236
NET EARNINGS	$ 2,972

See notes to financial statements.

JEFFERIES EXECUTION SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED NOVEMBER 30, 2011
(Dollars in thousands)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
BALANCE — December 1, 2010	$ 994	$ 12,041	$ 5,353	$ 18,388
Net earnings	--	--	2,972	2,972
Tax benefit on stock based awards		21		21
BALANCE — November 30, 2011	$ 994	$ 12,062	$ 8,325	$ 21,381

See notes to financial statements.

JEFFERIES EXECUTION SERVICES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED NOVEMBER 30, 2011
(Dollars in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net earnings	$ 2,972
Adjustments to reconcile net earnings to net cash provided by operating activities:	
Depreciation and amortization	118
Deferred income taxes	547
Decrease (increase) in operating assets:	
Commissions receivable	472
Receivable from affiliate	(574)
Other assets	17
Increase (decrease) in operating liabilities:	
Due to Parent	1,572
Accrued expenses and other liabilities	(556)
Net cash provided by operating activities	4,568
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of premises and equipment	(46)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Tax benefit from the issuance of stock based awards	21
NET INCREASE IN CASH AND CASH EQUIVALENTS	4,543
CASH AND CASH EQUIVALENTS — December 1, 2010	13,242
CASH AND CASH EQUIVALENTS — November 30, 2011	$ 17,785
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash paid to Parent for income taxes	$ 1,689

See notes to financial statements.

1. ORGANIZATION AND BASIS OF PRESENTATION

Organization and Business — Jefferies Execution Services, Inc. (the "Company") is a wholly owned subsidiary of Jefferies Group, Inc. (the "Parent") and is registered as a broker-dealer under the Securities Exchange Act of 1934 (the "Act"). The Company's business primarily consists of electronic and manual execution services on the New York Stock Exchange (the "NYSE") and other exchanges and electronic market places for Jefferies & Company, Inc. ("JefCo"), a subsidiary of the Parent, and other financial institutions.

The Company, in connection with its activities as a broker-dealer, does not hold funds or securities for customers. Accordingly, as of November 30, 2011, the Company claims an exemption from Rule 15c3-3 of the Act based upon paragraph (k)(2)(ii). The Company clears transactions on a fully disclosed basis through JefCo, an affiliated broker dealer.

Basis of Presentation — The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which requires management to make estimates and assumptions that may affect the amounts reported in the financial statements and accompanying notes. The most significant of these estimates and assumptions relate to income taxes and accrued liabilities. Actual results could be different from these estimates.

Subsequent events — Management has evaluated events and transactions that occurred after November 30, 2011 through January 27, 2012, the date that these financial statements were issued, and determined that there were no events or transactions during such period that would require recognition or disclosure in these financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES

Commissions — Revenue is derived from commissions received for executing trades on the New York Stock Exchange and other exchanges and electronic market places for related and third party broker-dealers and institutions. Commission revenue is recorded on a trade-date basis.

Cash and Cash Equivalents — Cash equivalents consist of demand deposit and money market account not held for resale with original maturities of three months or less. Two financial institutions held such amounts at November 30, 2011.

Securities Transactions — Transactions in securities are recorded on a trade-date basis.

Premises and Equipment — Premises and equipment are carried at cost less accumulated depreciation. The Company computes depreciation using the straight-line method over the estimated useful lives of the related assets, which is generally three to ten years. Leasehold improvements are amortized using the straight-line method over the term of the related leases or the estimated useful lives of the assets, whichever is shorter. As of November 30, 2011, Premises and equipment amounted to $2,180,000 and the related accumulated depreciation was $2,053,000.

Income Taxes — The results of operations of the Company are included in the consolidated Federal, New York state, New York City and other state income tax returns filed by the Parent. The Parent allocates to the Company its share of the consolidated income tax expense or benefit based upon statutory rates applied to the Company's earnings as if it were filing separate income tax returns. Amounts provided for income taxes are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The realization of deferred tax assets is assessed and a valuation allowance is recorded to the extent that it is more likely than not that any portion of the deferred tax asset will not be realized.

The Company recognizes tax positions in the financial statement only when it is more-likely-than-not, based on the technical merits, that the position will be sustained upon examination by the relevant taxing authority. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of tax benefit that is greater than fifty percent likely of being realized upon settlement.

The Company recognizes interest expense, if any, related to unrecognized tax benefits in Interest expense. Penalties, if any, are recognized in Other expenses in the Statement of Earnings.

Share-Based Compensation — The Parent issues restricted stock and restricted stock units ("RSU") to certain employees of the Company under its Incentive Compensation Plan, primarily in connection with year end compensation. The compensation expense associated with these awards are generally accrued over the one year period prior to the grant date and are allocated to the Company by the Parent. Delivery of the underlying shares of common stock is conditioned on the grantees satisfying requirements outlined in the award agreements.

Legal Reserves — In the normal course of business, the Company has been named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a broker dealer. The Company is also involved, from time to time, in other reviews, investigations and proceedings, both formal and informal, by governmental and self-regulatory agencies regarding its businesses, certain of which may result in judgments, settlements, fines, penalties or other injunctions.

The Company recognizes a liability for a contingency in Accrued expenses and other liabilities when it is probable that a liability has been incurred and when the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, the Company accrues the most likely amount of such loss, and if such amount is not determinable, then the Company accrues the minimum of the range of probable loss. The determination of the outcome and loss estimates requires significant judgment on the part of management.

In many instances, it is not possible to determine whether any loss is probable or even possible, or to estimate the amount of any loss or the size of any range of loss. The Company believes that, in the

aggregate, the pending legal actions or proceedings should not have a material adverse effect on its results of operations, cash flows or financial condition. In addition, the Company believes that any amount that could be reasonably estimated of potential loss or range of potential loss in excess of what has been provided in the financial statements is not material.

3. OTHER REVENUE

Other revenue primarily consists of activity assessment fees charged to customers for transactions executed on U.S. national securities exchanges.

4. INCOME TAXES

The Company is subject to U.S. Federal income tax as well as income tax in multiple state jurisdictions. The Company files a consolidated U.S. Federal and state combined or unitary income tax returns with its Parent. In states that neither accept nor require combined or unitary tax returns, the Company files separate state income tax returns.

The Company accounts for income taxes on a separate–company basis, with benefit for losses provided to the extent that the consolidated tax liability for any year has been decreased by reason of the inclusion of the Company in the consolidated or combined tax return.

The current and deferred components of the income tax expense included in the Statement of Earnings are as follows: (in thousands):

	Year ended November 30, 2011		
	Current	Deferred	Total
Federal	$ 1,021	$ 586	$ 1,607
State and local	668	(39)	629
	$ 1,689	$ 547	$ 2,236

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the Statement of Financial Condition. At November 30, 2011, a net deferred tax asset of $4,566,000 is recorded on the Statement of Financial Condition and is comprised, primarily of a deferred tax asset of $4,094,000 related to impairment of goodwill in prior years.

Management believes it is more likely than not that the Company will generate sufficient taxable income in the future to realize the deferred tax assets and therefore no valuation allowance is required at November 30, 2011.

A reconciliation of the U.S. Federal income tax rate (35%) to the Company's effective tax rate is shown below (dollars in thousands):

Computed expected taxes at 35% of earnings before income taxes	$ 1,823	35.0 %
State and city income taxes — net of Federal income tax benefit	409	7.8 %
Other	4	0.1%
Income tax expense	$ 2,236	42.9 %

The Company is currently under examination by the Internal Revenue Service and other tax authorities in jurisdictions in which it has business operations. The Company does not expect that resolution of these examinations will have a material effect on the Statement of Financial Condition, but could have a material impact on the Statement of Earnings for the period in which resolution occurs.

The table below summarizes the earliest tax years that are subject to examination in the major tax jurisdictions in which the Company operates:

Jurisdiction	Tax Year
United States	2006
New York State	2001
New York City	2003

At November 30, 2011, the Company does not have any unrecognized tax benefits. The Company had no material provision for interest or penalties related to unrecognized tax benefits at November 30, 2011.

5. EMPLOYEE BENEFIT PLANS

The Company's employees are eligible to participate in various benefit plans of the Parent, including an Employee Stock Ownership Plan, an Employee Stock Purchase Plan ("ESPP") designed to qualify under Section 423 of the Internal Revenue Code ("IRC") and a profit sharing plan, which includes a salary reduction feature designed to qualify under Section 401(k) of the IRC. Certain employees of the Company also participates in a stock ownership and long-term incentive plan (the "Plan") sponsored by the Parent. The Plan allows awards to certain employees in the form of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, unrestricted stock, performance award dividend equivalents, or other stock based awards.

There are no separate plans solely for the employees of the Company and therefore benefit plan expenses are determined based upon participation and are effected through an intercompany charge from the Parent. Included in Compensation and benefits on the Statement of Earnings are expenses related to these benefit plans amounting to $30,000 for the year ended November 30, 2011.

6. OFF-BALANCE SHEET RISK

In the normal course of business, the Company is involved in the execution of various customer securities transactions which exposes the Company to a variety of risks. Customer activities are executed

and directed to clearing firms for settlement on a cash, margin or delivery-vs-payment basis. The Company seeks to control the risk associated with these executions by establishing and monitoring share and dollar limits applicable to each customer.

7. NET CAPITAL REQUIREMENT

The Company is a registered broker-dealer and is subject to the net capital rules of the Securities and Exchange Commission and the Financial Industry Regulatory Authority, Inc. ("FINRA"). Under these rules, the Company is required to maintain minimum net capital, as defined in the Uniform Net Capital Rule 15c3-1 under the Act, of not less than the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. FINRA may require a member firm to reduce its business if net capital is less than 4% of such aggregate debit items and may prohibit a firm from expanding its business if net capital is less than 5% of such aggregate debit items. At November 30, 2011, the Company had net capital of $16,226,000 which exceeded the minimum regulatory net capital requirement by $15,976,000.

8. RELATED-PARTY TRANSACTIONS

The Company has significant transactions with the Parent and its subsidiaries. The Company's Receivable from affiliate balance of $1,228,000 is primarily comprised of commission receivables due from Jefco. The Due to Parent balance of $3,767,000 primarily relates to tax liabilities as the Company files a consolidated tax return with the Parent.

Commission Revenue — Included in Commission revenues is approximately $10,300,000 of execution fees earned from JefCo.

Clearance and Administrative Activities — The Company clears its securities transactions through JefCo. The Company is also provided with certain services by JefCo, including data processing and other administrative services. For the year ended November 30, 2011, the Company incurred approximately $2,708,000 relating to these services and is included in the applicable expense categories in the Statement of Earnings.

Stock Compensation Plans — The Company's employees participate in the share-based compensation plans of the Parent. The compensation expense attributed to the Company associated with awards under those plans is reflected as Compensation and benefits expense in the Statement of Earnings with a corresponding amount recorded in Due to Parent in the Statement of Financial Condition. For the year ended November 30, 2011, the Company was credited $18,000 regarding these plans

Financing Activities — From time to time the Company obtains short-term financing from its Parent. Such borrowings would be unsecured and generally payable on demand.

The Company believes amounts arising through related party transactions, including those allocated expenses referred to above, are reasonable and approximate amounts that would have been recorded if the Company operated as an unaffiliated entity.

* * * * *

JEFFERIES EXECUTION SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
AS OF NOVEMBER 30, 2011

(Dollars in thousands)

	Per November 30, 2011 FOCUS Report
Stockholders' equity	$ 21,381
Deduct:	
Nonallowable assets	4,784
Other	270
Total deductions	5,054
Net capital before haircuts on securities positions	16,327
Haircuts on securities – other	101
Net capital	16,226
Less net capital requirement	250
Net capital in excess of requirement	$ 15,976

Note: The company filed its focus as at November 30, 2011 on December 16, 2011.
There were no material differences between the computation of net capital as computed above and reported in the FOCUS.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

January 27, 2012

To the Board of Directors of
Jefferies Execution Services, Inc.

In planning and performing our audit of the financial statements of Jefferies Execution Services, Inc. (the "Company") as of and for the year ended November 30, 2011 (on which we issued our report dated January 27, 2012 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis.

A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at November 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP